UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October 2019

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Octave Now Available, Unlocking Data from Millions of Industrial Assets

Sierra Wireless Octave, the all-in-one edge-to-cloud solution for Industrial IoT, allows companies to focus on their data, not on complex IoT infrastructure

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 17, 2019--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading IoT solutions provider that combines devices, network and software to unlock value in the connected economy, today announced general availability of the Octave™ all-in-one edge-to-cloud solution for connecting industrial assets to the cloud (see video, diagram). With integrated edge devices, network and interfaces to all major cloud service providers, Octave accelerates, simplifies and de-risks IoT initiatives.

By building edge-to-cloud connectivity into products, Original Equipment Manufacturers (OEMs) and enterprises can collect data about how equipment is being used, allowing them to maximize performance and uptime, reduce maintenance costs and offer transformational equipment-as-a-service and consumption-based services. The benefits for industrial companies are clear, however, the complexities of implementing and scaling IoT solutions can make it too expensive and risky for many to attempt. Octave simplifies this complex integration, allowing companies to get applications up and running within days instead of months, giving them access to use their equipment data to unlock valuable insights and opportunities.

Kent Thexton, President & CEO, Sierra Wireless, said: “It is difficult, complex and time consuming to integrate wireless edge technology. Octave is built on 25 years of Sierra Wireless IoT experience to deliver a whole new way for OEMs and industrial companies to access machine data in the cloud. Octave eliminates the complex hardware integration, certification and security concerns and allows businesses to seamlessly access their operational data in the cloud and integrate it with their IT systems.”

Secure, all-in-one edge-to-cloud solution for the Industrial IoT

Sierra Wireless Octave integrates edge devices, network, and interfaces to all major cloud service providers into an all-in-one solution that securely extracts, orchestrates and acts on data from remote assets at the edge to the cloud. Customers can focus on building their business rather than reinventing technical infrastructure, which dramatically reduces costs and development time from several months to days for OEMs, system integrators and enterprises.

A new report from Forrester Research reveals companies can get to market up to 12 months sooner and reduce project costs by 42 percent using the Octave all-in-one edge-to-cloud solution, versus sourcing discrete solutions.

Jan ten Sythoff, Senior TEI Consultant, Forrester Research, said: “It is no longer a question of whether to attempt digital transformation for industrial companies, but rather how to do so successfully. Sierra Wireless’ Octave has created a new category of IoT solutions, with cloud-based features and configuration that make it much simpler for an organization’s development engineers. Our research shows that using Octave reduces time to revenue, as well as development, management and maintenance costs.”

Powerful technology and partnerships unite machine data with existing IT systems

Octave will help industrial companies accelerate IoT development, de-risk their IoT deployments and free them to focus on their IoT data, rather than the infrastructure. With interfaces to all major cloud service providers, Octave turns the Industrial IoT into a cloud API that companies can merge with their existing IT systems.

Tony Shakib, General Manager, Azure IoT Business Acceleration, Microsoft Corp., said: “In June 2019, Sierra Wireless announced the successful integration between Octave and Microsoft Azure IoT Central. With Octave available and connected with Microsoft’s Azure IoT Central offering, cloud developers can now deploy secure, intelligent and reliable IoT device connectivity and collect data as an extension of their Azure IoT Central experience.”

Early adopters of Octave have been able to innovate faster

Axibio, a Paris-based biowaste management company, developed its proprietary smart biowaste collector based on Octave. It is using data collected from its system to revolutionize how waste is managed, moving to an “Earn as You Throw” model, where people can be rewarded for ecologically conscious behavior that meets regulatory targets. Pierre-André Galy, Co-Founder and Axibio Chairman, said: “With Sierra Wireless Octave, we didn’t need to dedicate resources to developing the IoT infrastructure. Instead we could focus on building our web application and let Octave handle the rest. With the link from hardware to the cloud securely established, our product now has a near-infinite number of potential applications for a minimum development effort.”

David Mansfeld, Managing Partner at BM COM, a system integrator and developer of IoT and augmented reality applications, said: “With Octave, everything was easy to set up. The very first time we plugged in the edge device and used Octave to connect it to our solution, it worked. The entire process took less than a day. Being able to immediately get the data we want from an edge device, when we want it, will significantly speed up the testing of IoT application POCs for us. Perhaps just as importantly, we think Octave will not only make building and testing IoT applications easier for us, but it will simplify application management and updates for our customers over these applications’ lifetimes.”

Based on 25 years of IoT leadership

Octave is powered by Sierra Wireless Ready-to-Connect devices, which come pre-certified and connected to Sierra Wireless’ IoT network with coverage in more than 130 countries. It standardizes data processing at the edge and the cloud, allowing developers to process, analyze and act on data using a common JavaScript framework, aligning OT and IT systems. Businesses can access information from the edge and securely transfer it to their existing cloud infrastructure using available APIs for all major cloud platforms. Octave offers a transparent, flexible and predictable pricing model that allows customers to pay based on the number of messages and data points they want transmitted to the cloud, rather than difficult to predict megabytes per month.

Innovation Summit 2019

Sierra Wireless will demonstrate Octave at the seventh annual Sierra Wireless Innovation Summit, October 23-24, 2019, at the Paris Novotel Tour Eiffel. Hear from customers, analysts, developers and business leaders who are developing Industrial IoT solutions based on Octave that create new revenue streams and business models. To register, visit: https://www.sierrawireless.com/innovation-summit/, and follow @SierraWireless on Twitter and #SWIS2019 for the latest news and developments.

Availability

Sierra Wireless Octave is generally available. For more information and to demo Octave for your next IoT initiative, visit: https://www.sierrawireless.com/octave. To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Resources

  Octave Video
  Webinar: 88% ROI: A Paradigm Shift in Industrial IoT, November 14, 10 am ET
  Forrester Research report: The Total Economic Impact of Sierra Wireless Octave Rapidly Develop and Commercialize IoT Industrial Solutions Efficiently
  White paper: What is Data Orchestration and Why it is Shifting the Paradigm for Industrial IoT
  Case study: How Axibio Connected the Circular Economy
  Octave Blog

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is a solution to help a business securely connect edge devices to the cloud, or a software/API solution to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to create the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” and “Octave” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contacts

Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: October 17, 2019